Exhibit 99.1

For more information please visit www.cementospacasmayo.com.pe or contact: Manuel Ferreyros, CFO Claudia Bustamante, Investor Relations Manager Cementos Pacasmayo Tel: (511) 317 - 6000 ext. 2165 E - mail: cbustamante@cpsaa.com.pe

Second Quarter 2020 Earnings Release Cementos Pacasmayo S.A.A. Announces Consolidated Results for Second Quarter 2020 Lima, Peru, July 23 , 2020 – Cementos Pacasmayo S . A . A . and subsidiaries (NYSE : CPAC ; BVL : CPACASC 1 ) (“the Company” or “Pacasmayo”) a leading cement company serving the Peruvian construction industry, announced today its consolidated results for the second quarter (“ 2 Q 20 ”) ended June 30 , 2020 . These results have been prepared in accordance with International Financial Reporting Standards (“ IFRS”) and are stated in nominal Peruvian Soles (S/) . 2 Q 20 Financial and Operational Highlights : (All comparisons are to 2 Q 19 , unless otherwise stated)  Sales volume of cement, concrete and precast decreased 60 . 3 % mainly due to the halt in production and commercialization for most of the quarter due to the state of emergency declared by the Peruvian Government from March 16 until June 30 , 2020 due to the COVID - 19 pandemic . We were allowed to resume cement production and shipments on May 20 in line with the Government’s economic recovery plan . Average daily shipments have experienced a steady recovery since we restarted operations as you can see below :  Revenues decreased 64 . 5 % primarily due to the halt in commercialization mentioned above . If we compared June 2020 with June 2019 , revenues decreased 30 . 6% .  Consolidated EBITDA of S/ - 5 . 7 million, a 106 % decrease, mainly due to the halt in sales of cement mentioned above, as well as the fixed costs derived from the halt in production in April and May . EBITDA in June 2020 was S/ 17 . 5 million .  Consolidated EBITDA margin of - 5% , a 34 . 3 percentage point decrease . However, EBITDA margin for June 2020 was 22 . 4% .  Net income of S/ - 45 . 5 million, a 241 . 3 % decrease mainly due to decreased sales and increased fixed costs mentioned above . 2

Second Quarter 2020 Earnings Release  In June, the Peruvian government signed an agreement with the United Kingdom government to execute S/ 7 billion during the next two years from the Reconstruction plan for El Niño related damages in 2017 . This agreement will accelerate execution and promote efficiency for much needed infrastructure mostly in the North of Peru . 6M20 Financial and Operational Highlights: (All comparisons are to 6M19, unless otherwise stated)  Sales volume of cement, concrete and precast decreased 33 . 3 % mainly due to the halt in production and commercialization for over two months . We were allowed to resume cement production and shipments mid - May in line with the Government’s economic recovery plan and we expect a gradual recovery in sales volumes in the upcoming quarters .  Revenues decreased 34.9%, primarily due to the halt in commercialization mentioned above.  Consolidated EBITDA of S/ 66.6 million; a 64.6% decrease, primarily due to the decreased revenues mentioned above, as well as fixed costs derived from the stop in production.  Consolidated EBITDA margin of 16.1%, 13.5 percentage points lower, mainly due to the decrease in operating income.  Net income of S/ - 34.8 million, a 155.9% decrease mainly due to decreased operating profit. 3 Financial and Operating Results Financial and Operating Results 2Q20 2Q19 % Var. 6M20 6M19 % Var. Cement, concrete and precast shipments (MT) 237 .3 597 .8 - 60.3% 794 .7 1 , 190 .7 - 33.3% In millions of S/ Sales of goods 114 .3 322 .1 - 64.5% 413 .6 635 .3 - 34.9% Gross profit 2 .1 114 .0 - 98.2% 94 .2 226 .1 - 58.3% Operating profit - 40 .2 62 .2 - 164.6% - 2 .1 123 .8 - 101.7% Net income - 45 .5 32 .2 - 241.3% - 34 .8 62 .3 - 155.9% Consolidated EBITDA - 5 .7 94 .3 - 106.0% 66 .6 187 .9 - 64.6% Gross Margin 1 . 8% 35 . 4% - 33.6 pp. 22 . 8% 35 . 6% - 12.8 pp. Operating Margin - 35 . 2% 19 . 3% - 54.5 pp. - 0 . 5% 19 . 5% - 20.0 pp. Net income Margin - 39 . 8% 10 . 0% - 49.8 pp. - 8 . 4% 9 . 8% - 18.2 pp. Consolidated EBITDA Margin - 5 . 0% 29 . 3% - 34.3 pp. 16 . 1% 29 . 6% - 13.5 pp.

Second Quarter 2020 Earnings Release Management Comments The second quarter of 2020 has probably been the most challenging period in Pacasmayo’s history . We were unable to produce or sell cement for more than half of the period resulting in an unprecedented decrease in sales volume, high costs from stop in production, and consequently a decrease in EBITDA . This is certainly not particular to our business, as the country’s GDP is estimated to have fallen around 40 % in April compared to April 2019 . However, we do believe there are reasons to be cautiously optimistic about the medium term . The construction sector, which in this case includes cement production and commercialization, was included in phase one of the plan to reactivate the economy . As we mentioned in our first quarter results, anticipating the return to operations, we presented and got approval to restart production from the Ministry of Production, with the safety of our employees, as always, as our top priority . Therefore, we were able to restart producing and shipping cement on May 20 , from our three plants . We would like to mention that, as shown above, shipments have steadily recovered since we restarted operations . If we look at cement sales, in June 2020 , the decline has only been close to 20 % as compared to June 2019 . The health and safety of our employees is our undisputed top priority . Since before the declared state of emergency we started analyzing the best way to safeguard our employees, both at home, given them the resources needed to stay healthy, and more so once we were allowed to restart operations . We continue to operate with as little workers as possible in our plants, and those that have to go, follow strict guidelines for social distancing, hygiene, and regular checkups by our health and safety team . All of our administrative staff continues to work from home and we plan to continue working this way until we are certain that the benefits of returning to the office outweigh the risks . As we mentioned during the previous quarter, we have been pleasantly surprise by work from home arrangements so we will continue to support it, as it is encouraging productivity and better work - home balance . We believe empathy and solidarity are key, especially in times of crisis . This is why we would like to share with you some of the actions that we have taken to help our stakeholders during these difficult times . First, for our workers, we have implemented a nutritional program to help those with BMI indicators above healthy levels, online doctor’s appointments, safety kits, and psychological and emotional support for all of them . For our communities, through our volunteering program, we have helped with the disinfection of streets in some of our areas of influence, virtual training programs for some of the communities we regularly support, as well as support for local authorities offering them safety kits and food supplies . We firmly believe on building a better future together and now is the time to show our support to our workers, their families, the communities in our area of influence and those less fortunate during these difficult times . Moving on to cement demand behavior since we restarted operations and our expectations for the year, there are two main issues that need to be discussed . First, the self - construction segment has once again proven its resilience . We were expecting very low sales volumes to this segment since it is generally tied to employment and disposable income and we expected both of those to be severely affected by the pandemic . However, since employment in the North is tied to the agricultural segment, which has had a good year, it was less affected than in other areas of the country . If we add the size of the informal sector in the North, which did not quite stop during the lockdown, we can see that some of the negative effect from other segments was partially offset, resulting in better than expected results . It is still too early to conclude, but we have been pleasantly surprised by its performance during these first 6 weeks since the restart of operations . Secondly, on the public sector front, the execution of the Reconstruction plan from El Niño in 2017 will finally pickup, since the Peruvian government signed an agreement with the Government of the United Kingdom in June for the execution of S/ 7 billion soles during the first 2 years . The UK government will provide technical assistance for the construction of hospitals, schools and river defenses, all of which should be finished by June 2022 . This is excellent news for Pacasmayo, but more importantly, for the Northern region, since the much needed infrastructure will finally be built, hopefully in the most efficient manner . Finally, we believe it is important to mention that, the digital transformation strategy we have had in place since 2018 has proven very useful in this new reality . One of the most relevant initiatives has been one to digitalize our relationship with construction companies of all sizes, through Pacasmayo Profesional, allowing them to program 4

Second Quarter 2020 Earnings Release their requirements and track their shipments online . It integrates all of our back office platforms for an optimal customer service experience . This tool allows for the planning and programming of the fleet with efficiency algorithms to optimize the resources (mixers, pumps, drivers) according to the clients’ requirements . To summarize, these are challenging times for all, as we face an unprecedented economic and health crisis . However, we feel we are in a good position to face it . We believe that our emphasis on financial responsibility, sustainability, our client - centric view and strive for innovation will help us navigate these difficult time and will proof its value in the medium and long term . 5

Second Quarter 2020 Earnings Release Economic Overview 2 Q 20 : Throughout 2 Q 20 , Peru continued in mandatory social isolation, although with some releases of economic activities from May, to avoid the complete stop of economic standstill . The GDP for 2020 is estimated to have a drop of between 14 % and 20% , according to Apoyo Consultoría with a significant recovery during 2021 and 2022 . The Government has announced various initiatives to reactivate the economy, after the paralysis of most sectors for more than 100 days . These initiatives represent 14 % of GDP, although less than half has been executed . The economic recovery has already started, but it will be slow . The reopening of the economy is taking place in phases, with construction being part of phase 1 . Cement production and shipments began in mid - May, and although definitely hit on the demand side, we expect a gradual recovery of volumes in the following months . Especially relevant for cement dispatches in the north is the execution of the reconstruction plans . In June, the Peruvian government signed an agreement with the government of the United Kingdom, for the execution of a package of S/ 7 billion to be executed during 2020 and 2021 . Through the agreement, the United Kingdom will provide the structure, strategy and governance processes necessary for the timely delivery of all works, promoting efficiency and avoiding corruption . This model has already been used successfully for the construction of the necessary infrastructure for the Lima 2019 Pan American Games, therefore favorable results are expected this time as well . 6

Second Quarter 2020 Earnings Release Peruvian Cement Industry Overview : Pacasmayo, UNACEM and Cementos Yura mainly supply cement demand in Peru . Pacasmayo primarily supplies the northern region of Peru, while UNACEM supplies the central region and Cementos Yura the southern region . The northern region of Peru, according to the Instituto Nacional de Estadística e Informática (INEI) and Apoyo Consultoría, represents approximately 23 % of the country’s population and 14 % of national Gross Domestic Product (“GDP”) . Despite the country’s sustained growth over the last 10 years, Peru continues to have a significant housing deficit, estimated at 1 . 9 million households throughout the country as per the Ministry of Housing, Construction and Sanitation . In Peru, the majority of cement is sold to a highly fragmented consumer base of individuals that tend to gradually buy bags of cement to build or to improve their homes, a segment the industry refers to as “self - construction” . *Import figures are sourced from Aduanet. They represent quantities of imported cement, not shipped cement. Source: INEI, Aduanet Peruvian Cement Market Shipments by Plant and Market Share Northern Region (thousands of metric tons) APR - 20 Plant 2016 2017 2018 2019 LTM % part Grupo Pacasmayo 2,285 2,267 2,364 2,615 2,397 22.7% Importaciones - 76 32 13 14 0.1% Total 2,285 2,343 2,396 2,628 2,411 22 . 8 % Central Region (thousands of metric tons) Plant 2016 2017 2018 2019 APR - 20 LTM % part UNACEM 5 , 11 0 4 , 99 3 5 , 05 8 5 , 31 6 4 , 67 7 44 . 3 % Caliza Inca 347 387 448 513 443 4 . 2 % Imports 490 496 885 663 616 5 . 8 % Total 5,947 5,876 6,391 6,492 5,736 54 . 3 % Southern Region (thousands of metric tons) Plant 2016 2017 2018 2019 APR - 20 LTM % part Grupo Yura 2 , 64 5 2 , 61 8 2 , 59 7 2 , 58 4 2 , 29 7 21 . 7 % Imports 18 42 65 98 123 1 . 2 % Total 2,663 2,660 2,662 2,682 2,420 22 . 9 % Total, All Regions 10,895 10,879 11,449 11 , 80 2 10 , 56 7 100 . 0% 7

Second Quarter 2020 Earnings Release Infrastructure Investment in the Area of Influence : Reconstruction of the North As we mentioned above, a boost in infrastructure is expected from the government’s reconstruction plan, now that the agreement between the Peruvian and UK government has been signed . This agreements includes an investment of S/ 7 billion in 2 years and includes 74 schools, 15 hospitals and integral solutions for 17 rivers, 5 brooks, and drainage of 7 Northern cities . This will have a significant impact on our cement shipments, as most of this budget is concentrated in our area of influence . Other projects Although the anticipated increase in Peru’s large infrastructure projects has been delayed, this remains an important growth driver for the country and also a necessity due to Peru’s significant infrastructure deficit . Although the progress of these projects has been slow, we have continued shipping cement to the ongoing projects, which are shown below, along with the potential demand for the next 5 years . During this quarter we resumed shipments to the Chiclayo airport, the Talara Refinery, and started shipping to the Salaverry Port . These projects should be executed and finished in the next 12 to 18 months . Source: Company filings, Proinversion, MINEM 8

Second Quarter 2020 Earnings Release Operating Results: Production: Cement Production Volume (thousands of metric tons ) Cement production volume at the Pacasmayo plant decreased 56 . 5 % in 2 Q 20 and 33 . 5 % in 6 M 20 compared to 2 Q 19 and 6 M 19 respectively, mainly due to the government mandated state of emergency to control the COVID - 19 pandemic, which resulted in a stop in production between March 16 and May 20 , 2020 . Cement production volume at the Rioja Plant decreased 68 . 8 % in 2 Q 20 and 40 . 3 % in 6 M 20 compared to 2 Q 19 and 6 M 19 , mainly due to the above - mentioned halt in production . Cement production volume at the Piura Plant in 2 Q 20 decreased 65 . 8 % and 33 . 2 % in 6 M 20 , compared to 2 Q 19 and 6 M 19 respectively, mainly due to the stop in production mentioned above . Total cement production volumes decreased 61 . 2 % in 2 Q 20 and 34 . 2 % in 6 M 20 compared to 2 Q 19 and 6 M 19 respectively, as a result of the government decisions mentioned above . Clinker Production Volume (thousands of metric tons) Production 2 Q 2 0 2 Q 1 9 % Var. 6 M 2 0 6 M 1 9 % Var. 82 . 9 214 . 0 - 61 . 3% 267 . 7 393 . 0 - 31.9% 22 . 8 58 . 9 - 61 . 3% 72 . 4 113 . 5 - 36.2% 0 . 0 68 . 0 - 100 . 0% 202 . 3 317 . 2 - 36.2% 105 . 8 340 . 9 - 69 . 0% 542 . 4 823 . 7 - 34.2% Pacasmayo Plant Rioja Plant Piura Plant Total Clinker production volume at the Pacasmayo plant in 2Q20 decreased 61.3% and 31.9% in 6M20, compared to 2Q19 and 6M19 respectively, in line with cement production levels. Clinker production volume at the Rioja plant decreased 61.3% in 2Q20 and 36.2% in 6M20 compared to 2Q19 and 6M19 respectively, mainly due to the halt in cement production. Clinker production volume at the Piura plant decreased 100 % in 2 Q 20 due to the complete stop in production, since we decided to use our inventories . In 6 M 20 , clinker production volume at the Piura plant decreased 36 . 2 % in 6 M 20 when compared to 6 M 19 respectively, mainly due to the halt in production mentioned above . 9

Second Quarter 2020 Earnings Release Quicklime Production Volume (thousands of metric tons) Quicklime production volume decreased 43.1% in 2Q20 and 34.1% in 6M20, compared to 2Q19 and 6M19 respectively, mainly due to decreased sales, due to the halt in operations. Installed Capacity: Installed Cement and Clinker Capacity Full year installed cement capacity at the Pacasmayo, Piura and Rioja plants remained stable at 2.9 million MT, 1.6 million MT and 440,000 MT, respectively. Full year installed clinker capacity at the Pacasmayo, Piura and Rioja plants remained stable at 1.5 million MT, 1.0 million MT and 280,000 MT, respectively. Utilization Rate 1 : Pacasmayo Plant Utilization Rate 1 The utilization rates are calculated by dividing production in a given period over installed capacity. The utilization rate implies annualized production, which is calculated by multiplying real production for each quarter by four. Utilization Rate 2 Q 2 0 2 Q 1 9 % Var. 6 M 2 0 6 M 1 9 % Var. 19 . 4% 44 . 6% - 25.2 pp. 28 . 4% 42 . 7% - 14.3 pp. 22 . 1% 57 . 1% - 35.0 pp. 35 . 7% 52 . 4% - 16.7 pp. 22 . 0% 38 . 7% - 16.7 pp. 23 . 5% 35 . 7% - 12.2 pp. Cement Clinker Q ui c k li m e Cement production utilization rate at the Pacasmayo plant decreased 25 . 2 percentage points in 2 Q 20 when compared to 2 Q 19 , and 14 . 3 percentage points in 6 M 20 compared to 6 M 19 , mainly due to the halt in production mentioned above . Clinker production utilization rate in 2 Q 20 decreased 35 percentage points and 16 . 7 percentage points in 6 M 20 when compared to 2 Q 19 and 6 M 19 respectively, mainly due to the halt in production mentioned above . Additionally, the quicklime production utilization rate decreased 16 . 7 percentage points during 2 Q 20 and 12 . 2 percentage points in 6 M 20 when compared with 2 Q 19 and 6 M 19 respectively, in line with decreased demand due to the halt in operations . 10

Second Quarter 2020 Earnings Release Rioja Plant Utilization Rate Utilization Rate 2 Q 2 0 2 Q 1 9 % Var. 6 M 2 0 6 M 1 9 % Var. 19 . 4% 62 . 1% - 42.7 pp. 37 . 5% 62 . 9% - 25.4 pp. 32 . 6% 84 . 1% - 51.5 pp. 51 . 7% 81 . 1% - 29.4 pp. C eme n t Clinker The cement production utilization rate at the Rioja plant was 19 . 4 % in 2 Q 20 and 37 . 5 % in 6 M 20 ; a 42 . 7 percentage point decrease as compared to 2 Q 19 and 25 . 4 percentage point decrease as compared to 6 M 19 , mainly due to the decreased production mentioned above . The clinker production utilization rate at the Rioja plant was 32 . 6 % in 2 Q 20 and 51 . 7 % in 6 M 20 ; 51 . 5 percentage points below 2 Q 19 and 29 . 4 percentage points lower than 6 M 19 , in line with decreased cement production . Piura Plant Utilization Rate Utilization Rate 2 Q 2 0 2 Q 1 9 % Var. 6M20 6 M 1 9 % Var. 19 . 0% 48 . 8% - 29.8 pp. 32.0% 48 . 6% - 16.6 pp. 15 . 2% 49 . 1% - 33.9 pp. 39.0% 59 . 3% - 20.3 pp. C eme n t Clinker The consolidated cement production utilization rate was 19% in 2Q20, and 32% in 6M20; 29.8 percentage points and 16.6 percentage points lower than in 2Q19 and 6M19 respectively. The consolidated clinker production utilization rate was 15.2% in 2Q20 and 39% in 6M20; 33.9 percentage points and 20.3 percentage points lower than in 2Q19 and 6M19 respectively Utilization Rate 2 Q 2 0 2 Q 1 9 % Var. 6 M 2 0 6 M 1 9 % Var. 18 . 1% 52 . 9% - 34.8 pp. 36 . 9% 55 . 3% - 18.4 pp. 0 . 0% 27 . 2% - 27.2 pp. 40 . 5% 63 . 4% - 22.9 pp. 11 C e m e n t Clinker The cement production utilization rate at the Piura plant was 18.1% in 2Q20, and 36.9% in 6M20, a decrease of 34.8 percentage points and 18.4 percentage points compared to 2Q19 and 6M19 respectively, due to the government mandated state of emergency resulting in the halt in production for more than half of the quarter. The clinker production utilization rate at the Piura plant was 0 % in 2 Q 20 , since we decided to stop clinker production until we consume our existing inventories . In 6 M 20 , our utilization rate was 40 . 5% ; 22 . 9 percentage points lower than 6 M 19 , mainly due to the stop in production . Consolidated Utilization Rate

Second Quarter 2020 Earnings Release Financial Results: Income Statement: The following table shows a summary of the Consolidated Financial Results: Consolidated Financial Results (in millions of Soles S/) During 2 Q 20 , revenues decreased 64 . 5 % year - on - year mainly due to decreased sales volume because of the halt in production and commercialization for more than half of the quarter, following the government’s orders of mandatory social isolation to fight against the spread of COVID - 19 . Gross profit decreased 98 . 2 % in 2 Q 20 compared to 2 Q 19 , mainly due to decreased revenues, as well as higher costs derived from the halt in production . Profit for the period decreased 241 . 3 % in 2 Q 20 compared to 2 Q 19 , primarily due to decreased revenues, higher costs, as well as slightly higher financial costs . During 6 M 20 , revenues decreased 34 . 9% , mainly due to the halt in commercialization mentioned above . Gross profit decreased 58 . 3% , mainly due to decreased revenues and increased costs derived from the stop in production . Profit for the period decreased 155 . 9% , mainly due lower operating profit, as well as a slight increase in financial expenses derived from increased interest expenses from short - term loans to cover working capital . 12

Second Quarter 2020 Earnings Release Sales of Goods The following table shows the Sales of Goods and their respective margins by business segment: Sales: cement, concrete and precast (in millions of Soles S/) Cement, concrete and precasts 2 Q 2 0 2 Q 1 9 % Var. 6 M 2 0 6 M 1 9 % Var. 102 . 3 296 . 4 - 65 . 5% 379 . 7 586 . 2 - 35 . 2% - 100 . 4 - 184 . 4 - 45 . 6% - 287 . 1 - 362 . 2 - 20 . 7% 1 . 9 112 . 0 - 98 . 3% 92 . 6 224 . 0 - 58 . 7% 1 . 9% 37 . 8% - 35.9 pp. 24 . 4% 38 . 2% - 13.8 pp. Sales of goods Cost of Sales Gross Profit Gross Margin Sales of cement, concrete and precast decreased 65 . 5% , mainly due to stop in operations for most of the quarter . Gross margin decreased 35 . 9 percentage points during 2 Q 20 compared to 2 Q 19 mainly due to fixed costs and the decreased revenues derived from the stop in operations . During 6 M 20 , net sales of cement, concrete and precast decreased 35 . 2% , mainly due the decrease in sales mentioned above, which was partially offset by sales in the first 2 months of the year . We expect some improvement in cement sales volumes as the economy continues its restart process . Gross margin decreased 13 . 8 percentage points during 6 M 20 compared to 6 M 19 , mainly due to increased costs and lower revenues . We expect some margin improvement in the upcoming quarters as more regular production helps dilute fixed costs . Sales of cement represented 95 % of cement, concrete and precast sales during 2 Q 20 . Cement 2 Q 2 0 2 Q 1 9 % Var. 6 M 2 0 6 M 1 9 % Var. 97 . 1 248 . 6 - 60 . 9% 325 . 7 499 . 7 - 34 . 8% - 84 . 7 - 144 . 8 - 41 . 5% - 226 . 4 - 286 . 8 - 21 . 1% 12 . 4 103 . 8 - 88 . 1% 99 . 3 212 . 9 - 53 . 4% 12 . 8% 41 . 8% - 29.0 pp. 30 . 5% 42 . 6% - 12.1 pp. Sales of goods Cost of Sales Gross Profit Gross Margin Sales of cement decreased 60 . 9 % in 2 Q 20 compared to 2 Q 19 , mainly due to the halt in commercialization mentioned above . Gross margin also decreased, 29 percentage points, due to significantly lower dilution of fixed costs resulting from the halt in production for more than half of the quarter . During 6 M 20 cement sales decreased 34 . 8 % compared to 6 M 19 , and gross margin decreased 12 . 1 percentage points, mainly due to the above - mentioned reasons . We are expecting a slow and gradual improvement in both sales and margin as the economy continues to recover . 13

Second Quarter 2020 Earnings Release Sales of concrete represented 3.2% of cement, concrete and precast sales during 2Q20. Precast 2 Q 2 0 2 Q 1 9 % Var. 6 M 2 0 6 M 1 9 % Var. 1 . 9 5 . 4 - 64 . 8% 11 . 4 10 . 7 6 . 5% - 3 . 5 - 4 . 6 - 23 . 9% - 12 . 1 - 9 . 3 30 . 1% - 1 . 6 0 . 8 - 300 . 0% - 0 . 7 1 . 4 - 150 . 0% - 84 . 2% 14 . 8% - 99.0 pp. - 6 . 1% 13 . 1% - 19.2 pp. Sales of goods Cost of Sales Gross Profit Gross Margin During 2Q20, precast sales decreased 64.8% compared to 2Q19 and gross margin decreased 99 percentage points, mainly due to the stop in operations mentioned above. During 6 M 20 , precast sales increased 6 . 5% , despite the stop in operations, because of significant sales during the first 2 months of the year . However, gross margin did decrease, 19 . 2 percentage points, mainly because of lower dilution of fixed costs . Sales : Quicklime (in millions of Soles S/) Quicklime 2 Q 2 0 2 Q 1 9 % Var. 6 M 2 0 6 M 1 9 % Var. 6 . 3 10 . 2 - 38 . 2% 13 . 2 17 . 6 - 25 . 0% - 5 . 4 - 9 . 3 - 41 . 9% - 12 . 1 - 16 . 6 - 27 . 1% 0 . 9 0 . 9 - 1 . 1 1 . 0 10 . 0% 14 . 3% 8 . 8% 5.5 pp. 8 . 3% 5 . 7% 2.6 pp. Sales of goods Cost of Sales Gross Profit Gross Margin Quicklime sales decreased 38 . 2 % in 2 Q 20 and 25 % in 6 M 20 compared to 2 Q 19 and 6 M 19 respectively, mainly due to decreased sales volume as a result of the stop in operations of most sectors . Gross margin increased 5 . 5 percentage points in 2 Q 20 and 2 . 6 percentage points in 6 M 20 , compared to 2 Q 19 and 6 M 19 respectively, mainly due to a temporary increase in sales of higher - priced products as well as the decision to sell ex - works during the lockdown period . Concrete and pavement 2 Q 2 0 2 Q 1 9 % Var. 6 M 2 0 6 M 1 9 % Var. 3 . 3 42 . 5 - 92 . 3% 42 . 6 75 . 8 - 43 . 8% - 12 . 2 - 35 . 0 - 65 . 1% - 48 . 6 - 66 . 1 - 26 . 5% - 8 . 9 7 . 5 - 218 . 7% - 6 . 0 9 . 7 - 161 . 9% - 269 . 7% 17 . 6% - 287.3 pp. - 14 . 1% 12 . 8% - 26.9 pp. 14 Sales of goods Cost of Sales Gross Profit Gross Margin Sales of concrete decreased 92 . 3 % during 2 Q 20 compared to 2 Q 19 , and 43 . 8 % in 6 M 20 compared to 6 M 19 , mainly due to the complete stop in sales during most of the quarter . Gross margin decreased 287 . 3 percentage points in 2 Q 20 compared to 2 Q 19 and 26 . 9 percentage points in 6 M 20 compared to 6 M 19 , mainly due to the accumulation of fixed costs without revenues . Sales of precast represented 1 . 8 % of cement, concrete and precast sales during 2 Q 20 .

Second Quarter 2020 Earnings Release Sales: Construction Supplies 2 (in millions of Soles S/) Administrative expenses decreased 20 . 7 % in 2 Q 20 compared to 2 Q 19 and 11 . 3 % in 6 M 20 compared to 6 M 19 , mainly due to a decrease in variable income, mainly bonuses and decreased profit sharing, because of the company’s results of operations . Selling Expenses (in millions of Soles S/) 2 Construction supplies include the following products: steel rebar, wires, nails, corrugated iron, electric conductors, plastic tubes and accessories, among others. Construction Supplies 2 Q 2 0 2 Q 1 9 % Var. 6 M 2 0 6 M 1 9 % Var. 5 . 7 15 . 3 - 62 . 7% 20 . 4 31 . 4 - 35 . 0% - 6 . 2 - 14 . 2 - 56 . 3% - 19 . 8 - 30 . 3 - 34 . 7% - 0 . 5 1 . 1 - 145 . 5% 0 . 6 1 . 1 - 45 . 5% - 8 . 8% 7 . 2% - 16.0 pp. 2 . 9% 3 . 5% - 0.6 pp. Sales of goods Cost of Sales Gross Profit Gross Margin During 2 Q 20 , construction supply sales decreased 62 . 7 and 35 % in 6 M 20 compared to 2 Q 19 and 6 M 19 respectively, mainly due to the state of emergency and subsequent halt in commercialization for most of the quarter as previously mentioned . Gross margin also decreased 16 percentage points in 2 Q 20 and 0 . 6 percentage points in 6 M 20 compared to 2 Q 19 and 6 M 19 respectively . Operating Expenses : Administrative Expenses (in millions of Soles S/) 2 Q 2 0 2 Q 1 9 Personnel expenses 14.6 22.0 - 33.6% Third - party services 9.6 12.2 Board of directors 1.9 Depreciation and amortization O t h er Total Administrative expenses % Var. 6M20 Selling and distribution expenses 2Q20 2 Q 1 9 % Var. 6M20 6M19 % Var. 4 . 9 6 . 2 - 21.0% 12 . 5 12 . 8 - 2 . 3% 0 . 3 2 . 0 - 85.0% 2 . 4 3 . 4 - 29 . 4% 1 . 1 1 . 2 - 8.3% 2 . 7 2 . 4 12 . 5% 1 . 1 0 . 2 450.0% 2 . 2 0 . 5 340 . 0% 0 . 9 1 . 0 - 10.0% 2 . 2 1 . 9 15 . 8% 8 . 3 10 . 7 - 21.7% 22 . 0 21 . 0 4 . 8% 15 Personnel expenses Advertising and promotion Third - party services Doubtful collection O t h er Total Selling expenses decreased 21 . 7 % in 2 Q 20 compared to 2 Q 19 , mainly due to a decrease in variable salaries and advertising and promotion, offset by an increase in the allowance for expected credit losses . During 6 M 20 , selling expenses increased 4 . 8 % compared to 6 M 19 , mainly due to an increase in the allowance for expected credit losses .

Second Quarter 2020 Earnings Release EBITDA Reconciliation: Consolidated EBITDA (in millions of Soles S/) 16 Consolidated EBITDA decreased 106 % in 2 Q 20 compared to 2 Q 19 , mainly due to decreased revenues because of the government - mandated state of emergency declared on March 16 , 2020 in order to prevent the spread of COVID - 19 , which effectively stopped production and commercialization of cement until mid - May . This also resulted in higher costs from a lower dilution of fixed costs . During 6 M 20 , consolidated EBITDA decreased 64 . 6 % compared to 6 M 19 , mainly due to lower sales and operating profit due to COVID - 19 . Net Income + Income tax expense - Finance income + Finance costs +/ - Net loss on the valuation of trading derivative financial instruments +/ - Net loss from exchange rate + Depreciation and amortization Consolidated EBITDA Consolidated EBITDA 2 Q 2 0 2 Q 1 9 Var %. 6 M 2 0 6M19 Var %. - 45 .5 32 .2 - 241 . 3% - 34 .8 62.3 - 155 . 9% - 18 .0 11 .6 - 255 . 2% - 11 .9 24.1 - 149 . 4% - 1 .2 - 0 .5 140 . 0% - 1 .7 - 0.8 112 . 5% 23 .2 19 .0 22 . 1% 43 .8 38.5 13 . 8% - 1 .4 - N/R - 4 .4 1.00 N / R 2 .7 - 0 .1 N / R 6 .9 - 1.3 N / R 34 .5 32 .1 7 . 5% 68 .7 64.1 7 . 2% - 5 . 7 94 . 3 - 106 . 0% 66 . 6 187.9 - 64 . 6%

Second Quarter 2020 Earnings Release Cash and Debt Position: Cash: Consolidated Cash (in millions of Soles S/) As of June 30, 2020, the Company’s cash position was S/ 203 million (US$ 57.3 million). This balance includes certificates of deposit in the amount of S/ 180 million (US$ 50.9 million). Besides this, the Company held certificates of deposit for S/ 81.0 million with original maturities greater than 90 days (US$ 22.9 million), distributed as follows: The remaining balance of S/ 23 million (US$ 6.4 million) is held mainly in the Company’s bank accounts, of which US$ 1.0 million are denominated in US dollars and the remainder in Soles. Debt Position: Consolidated Debt (in millions of Soles S/) Below are the contractual obligations with payment deadlines related to the Company’s debt, including interest. Payments due by period Less than 1 year 1 - 3 Years 3 - 5 Years More than 5 Years Total Indebtedness Future interest payments Total 387 . 4 414.0 - 570 . 0 1 , 371 . 4 65 . 5 119.1 77 . 2 212 . 8 474 . 6 452 . 9 533.1 77 . 2 782 . 8 1 , 846 . 0 17

Second Quarter 2020 Earnings Release As of June 30 , 2020 , the Company’s total outstanding debt reached S/ 1 , 420 . 5 million (equivalent to US $ 401 . 2 million) . This debt is primarily composed by the outstanding part of the international bond issued in February 2013 , the two issuances of the local bond issued in January 2019 and short - term loans . As of June 30 , 2020 , the Company maintains cross currency swap hedging agreements in the amount of US $ 150 million in order to mitigate foreign exchange risks related to US dollar - denominated debt . The adjusted debt in soles considering the exchange rate of the cross currency swap hedging agreements amounts to S/ 1 , 371 . 4 million (equivalent to US $ 387 . 3 million) . As of June 30 , 2020 , Net Adjusted Debt/EBITDA ratio was 3 . 9 times . This ratio has increased mainly due to decreased EBITDA as the stop in operations for more then 2 months had a significant impact on our operating income . We expect EBITDA levels to improve as the economy continues to gradually recover . Capex Capex (in millions of Soles S/) As of June 30 , 2020 , the Company invested S/ 23 . 7 million (US $ 6 . 7 million), allocated to the following projects : Projects 6M20 Piura Plant 6 . 6 Pacasmayo Plant 6 . 9 Concrete and aggregates equipment 8 . 6 Rioja Plant 1 . 6 Total 23 . 7 18

Second Quarter 2020 Earnings Release About Cementos Pacasmayo S . A . A . Cementos Pacasmayo S . A . A . is a cement company, located in the Northern region of Peru . In February 2012 , the Company’s shares were listed on The New York Stock Exchange - Euronext under the ticker symbol "CPAC" . With more than 62 years of operating history, the Company produces, distributes and sells cement and cement - related materials, such ready - mix concrete and precast materials . Pacasmayo’s products are primarily used in construction, which has been one of the fastest - growing segments of the Peruvian economy in recent years . The Company also produces and sells quicklime for use in mining operations . For more information, please visit : http : //www . cementospacasmayo . com . pe/ Note : The Company presented some figures converted from Soles to U . S . Dollars for comparison purposes . The exchange rate used to convert Soles to U . S . dollars was S/ 3 . 537 per US $ 1 . 00 , which was the average exchange rate, reported as of June 30 , 2020 by the Superintendencia de Banca, Seguros y AFP’s (SBS) . The information presented in U . S . dollars is for the convenience of the reader only . Certain figures included in this report have been subject to rounding adjustments . Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters . 19 This press release may contain forward - looking statements . These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results . Also, certain reclassifications have been made to make figures comparable for the periods . The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward - looking statements . Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward - looking statements . Such statements reflect the current views of management and are subject to a number of risks and uncertainties . There is no guarantee that the expected events, trends or results will actually occur . The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors . Any changes in such assumptions or factors could cause actual results to differ materially from current expectations .

Second Quarter 2020 Earnings Release Assets Current Assets As of jun - 20 S/ (000) As of Dec - 19 S/ (000) Cash and cash equivalents 202 , 95 0 68 , 26 6 Term deposits with maturities greater than ninety days 81 , 00 0 - Trade and other receivables, net 84 , 29 3 120 , 53 0 Income tax prepayments 45 , 30 2 30 , 19 1 Inventories 526 , 86 2 519 , 00 4 Prepayments 9 , 75 4 10 , 33 9 Total current assets 950 , 16 1 748 , 33 0 Non - current assets As of jun - 20 S/ (000) As of Dec - 19 S/ (000) Trade and other receivables, net 7 , 15 2 4 , 68 1 Prepayments 5 6 15 1 Financial instruments designated at fair value through other comprehensive income 18 , 22 4 18 , 22 4 Derivative financial instruments 34 , 53 0 - Property, plant and equipment 2 , 044 , 04 1 2 , 100 , 68 2 Intangible assets 51 , 06 4 47 , 36 6 Goodwill 4 , 45 9 4 , 45 9 Deferred income tax assets 15 , 03 2 7 , 41 9 Right of use assets 6 , 76 9 4 6 Other assets 18 0 20 0 Total non - current assets 2 , 181 , 50 7 2 , 183 , 22 8 Total assets 3 , 131 , 66 8 2 , 931 , 55 8 Interim condensed consolidated statements of financial position As of June 30, 2020 (unaudited) and December 31, 2019 (audited) Liabilities and equity Current liabilities Bank overdraft Trade and other payables As of jun - 20 S/ (000) 70,691 165 105 As of Dec - 19 S/ (000) - 237 , 29 9 Interest - bearing loans and borrowings 316 , 75 1 98 , 77 4 Lease liabilities 1 , 47 9 5 7 Provisions 3 , 22 2 16 , 60 3 Total current liabilities 557 , 24 8 352 , 73 3 Non - current liabilities As of jun - 20 S/ (000) As of Dec - 19 S/ (000) Financial Obligations 1 , 033 , 02 0 1 , 003 , 13 0 Other financial instruments - 1 , 30 2 Lease liabilities 5 , 73 2 - Other non - crrent provisions 8 , 13 9 7 , 64 3 Deferred income tax liabilities 139 , 45 3 145 , 09 9 Total non - current liabilities 1 , 186 , 34 4 1 , 157 , 17 4 Total liabilities 1 , 743 , 59 2 1 , 509 , 90 7 Equity As of jun - 20 S/ (000) As of Dec - 19 S/ (000) Capital stock 423 , 86 8 423 , 86 8 Investment shares 40 , 27 9 40 , 27 9 Investment shares held in treasury - 121 , 25 8 - 121 , 25 8 Additional paid - in capital 432 , 77 9 432 , 77 9 Legal reserve 168 , 63 6 168 , 63 6 Other accumulated comprehensive results - 18 , 60 3 - 19 , 85 3 Retained earnings 462 , 37 5 497 , 20 0 Total equity 1 , 388 , 07 6 1 , 421 , 65 1 Total liabilities and equity 3,131,668 2,931,558 20 Investment shares 40 , 27 9 40 , 27 9 Investment shares held in treasury - 121 , 25 8 - 121 , 25 8 Additional paid - in capital 432 , 77 9 432 , 77 9 Legal reserve 168 , 63 6 168 , 63 6 Other accumulated comprehensive results - 18 , 60 3 - 19 , 85 3 Retained earnings 462 , 37 5 497 , 20 0 Total equity 1 , 388 , 07 6 1 , 421 , 65 1 Total liabilities and equity 3,131,668 2,931,615 20 exchange difference, net - 2 , 74 6 123 - 6 , 89 6 1 , 27 6 Total other expenses, net - 23 , 32 2 - 18 , 42 0 - 44 , 62 1 - 37 , 39 6 (Loss) profit before income tax - 63 , 55 9 43 , 79 0 - 46 , 68 3 86 , 41 3 Income tax benefit (expense) 18 , 01 0 - 11 , 60 4 11 , 85 8 - 24 , 08 2 (Loss) profit for the period - 45 , 54 9 32 , 18 6 - 34 , 82 5 62 , 33 1 Earnings per share Basic (loss) profit for the period attributable to equity holders of common shares and investment shares of the parent (S/ per share) - 0 . 1 1 0 . 0 8 - 0 . 0 8 0 . 1 5

Second Quarter 2020 Earnings Release Interim condensed consolidated statements of changes in equity For the six - month periods ended June 30, 2020 and June 30, 2019 (unaudited) Capital stock S/ (000) I n v e s t m e n t shares S/ (000) Treasury shares S/ (000) Additional paid - in capital S/ (000) Legal reserve S/ (000) Unrealized gain (loss) on financial instruments designated at fair value S/ (000) Unrealized gain (loss) on cash flow hedge S/(000) R e t a i n ed e a rn i n g s S/ (000) Total S/ (000) Balance of December 31, 2018 423 , 86 8 40 , 27 9 - 121 , 25 8 432 , 77 9 168 , 35 6 4 , 00 2 - 15 , 94 8 519 , 28 5 1 , 451 , 36 3 Change in accounting policy - - - - - - - 1 5 - 1 5 Balance of January 1, 2019 423 , 86 8 40 , 27 9 - 121 , 25 8 432 , 77 9 168 , 35 6 4 , 00 2 - 15 , 94 8 519 , 27 0 1 , 451 , 34 8 Profit for the period - - - - - - - 62 , 33 1 62 , 33 1 Other comprehensive income - - 5 , 85 3 3 , 13 0 - - 2 , 72 3 Total comprehensive income - - - - - - 5 , 85 3 3 , 13 0 62 , 33 1 59 , 60 8 Appropriation of legal reserve - - - - 6 , 23 3 - - - 6 , 23 3 - Expired dividends - - - - 28 0 - - - 28 0 Balance as of June 30, 2019 423 , 86 8 40 , 27 9 - 121 , 25 8 432 , 77 9 174 , 86 9 - 1 , 85 1 - 12 , 81 8 575 , 36 8 1 , 511 , 23 6 Balance as of January 1, 2020 423 , 86 8 40 , 27 9 - 121 , 25 8 432 , 77 9 168 , 63 6 - 2 , 10 3 - 17 , 75 0 497 , 20 0 1 , 421 , 65 1 Loss for the period - - - - - - - - 34 , 82 5 - 34 , 82 5 Other comprehensive income - 1 , 25 0 - 1 , 25 0 Total comprehensive income - - - - - 1 , 25 0 - 34 , 82 5 - 33 , 57 5 Balance as of June 30, 2019 423 , 86 8 40 , 27 9 - 121 , 25 8 432 , 77 9 168 , 63 6 - 2 , 10 3 - 16 , 50 0 462 , 37 5 1 , 388 , 07 6 Attributable to equity holders of the parent